June 25, 2010
VIA EDGAR SUBMISSION
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Pamela A. Long
Re: Neenah Enterprises, Inc. Form T-3 filed on May 13, 2010 (File No.: 022-28933)
Dear Ms. Long:
     On behalf of Neenah Enterprises, Inc. (“NEI”) and its subsidiaries we submit this letter in response to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (“SEC”) contained in the Staff’s comment letter dated June 3, 2010 (the “Comment Letter”), with respect to the Application for Qualification of Indenture on Form T-3 filed on May 13, 2010 (the “Form T-3”), by Neenah Foundry Company (“Neenah”) and each of the other applicants listed on the cover page of the Form T-3 (collectively, the “Applicants”). For the convenience of the Staff’s review, we have set forth the comments contained in the Comment Letter in italics, followed by the responses of the Applicants.
     General
1.	We note the disclosure statement for the joint plan of reorganization is dated April 27, 2010 (Exhibit T3E-1), and that such plan is based, among other things, upon a lock-up agreement with certain consenting holders of secured notes and subordinated notes. Based on the foregoing facts, it appears that the solicitation of the plan approval commenced prior to the filing of the Form T-3. Please provide us with a detailed legal analysis of how you have complied with Section 306(c) of the Trust Indenture Act of 1939, which requires that an offer to sell any security which is not registered under the Securities Act and to which Section 306 is applicable (notwithstanding the provisions of Section 304), can only be made if
Sidley Austin LLP is a limited liability partnership practicing in affiliation with other Sidley Austin partnerships

Pamela A. Long, Division of Corporation Finance
June 25, 2010

such security has been or is to be issued under an indenture and for an application for qualification has been filed as to such indenture. For additional guidance see Question 101.05 of the Trust Indenture Act of 1939 Compliance and Disclosure Interpretations found in our website at http://www.sec.gov/divisions/corpfin/guidance/tiainterp.htm.
Background
     It is common for a financially stressed enterprise contemplating the need to reorganize pursuant to chapter 11 of title 11 of the United States Code (the “Bankruptcy Code”) to engage in negotiations with a limited number of its key creditors with the purpose of reaching agreement as to certain basic or general terms of a plan of reorganization that those creditors would support in connection with an anticipated filing of a voluntary petition in bankruptcy under chapter 11. Such agreements are memorialized in support or lock-up agreements between a distressed company and a limited number of consenting creditors. Such an agreement is customarily subject to various terms and conditions (as well as bankruptcy court approval of proposed procedures, timing, documentation, terms of the plan and disclosure matters, among other things). A support agreement also commonly provides, with respect to many details of the plan of reorganization such as the actual terms of many material agreements and documents contemplated by the plan, that such details and terms will be determined by the company and some or all of the consenting creditors (or an ad hoc committee of such creditors) and typically that all such details and terms (and other matters, such as other filings with the bankruptcy court) must be satisfactory (or reasonably satisfactory or other words of like import) to such consenting creditors (or ad hoc committee). The purpose of engaging in negotiations and a support agreement prior to a chapter 11 filing, among other things, is to provide a framework for the proposed plan of reorganization in bankruptcy, make more efficient the impending chapter 11 proceedings, shorten the period of time the company remains in bankruptcy and provide comfort to other creditors, vendors, customers and employees that a plan of reorganization acceptable to the creditors and the bankruptcy court can be achieved, all with the underlying objective of preserving the value of the business and creating a sustainable capital structure that will facilitate a viable business following emergence from bankruptcy, policies all fostered by the Bankruptcy Code.
     Like many other companies, the Applicants engaged in extensive negotiations with certain of its creditors prior to NEI, Neenah, and all of NEI’s other direct and indirect subsidiaries (collectively, the “Company”), filing voluntary petitions (the “Chapter 11 Petitions”) for relief under the Bankruptcy Code in the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”). In connection with the Chapter 11 Petitions, on February 3,

Pamela A. Long, Division of Corporation Finance
June 25, 2010

2010, the same day as the filing of the Chapter 11 Petitions, Neenah, NEI and NFC Castings, Inc., a wholly owned subsidiary of NEI, on the one hand, and MacKay Shields LLC, as investment adviser for its advisory accounts (“MacKay”), GoldenTree Credit Opportunities Master Fund, Ltd., GoldenTree Capital Opportunities, LP and GoldenTree Master Fund, Ltd. (collectively “GoldenTree”) and Tontine Capital Partners, L.P., Tontine Capital Overseas Master Fund, L.P. and Tontine Capital Overseas Master Fund II, L.P. (collectively, “Tontine”, and together with MacKay and GoldenTree, the “Consenting Holders”), on the other hand, entered into that certain Restructuring and Lock-Up Agreement (the “Lock-Up Agreement”) pursuant to which the Consenting Holders agreed to vote to accept a plan of reorganization consistent in all material respects with the terms and conditions of the Plan Term Sheet attached as Exhibit A to the Lock-Up Agreement (the “Plan Term Sheet”) and otherwise satisfactory to the Consenting Holders and the Company.
     The Plan Term Sheet provided that in addition to new common stock of a reorganized Neenah, that:
“... all holders of Allowed Claims arising under the prepetition Senior Secured Notes (the “Senior Secured Notes Claims”) shall receive their pro-rata share of $50 million in principal amount of new senior secured notes (the “New Secured Notes”) to be issued by the reorganized Company.[1] A summary of the material terms of the New Secured Notes is set forth in Annex A hereto. The terms of the New Secured Notes shall be satisfactory to the Ad Hoc Committee[2] and the Company.”
Of the Consenting Holders, only Golden Tree and MacKay hold Senior Secured Notes Claims; Tontine does not.

[1]	“Company” means Neenah, NEI and each of their direct and indirect subsidiaries.

[2]	“Ad Hoc Committee” means the ad hoc committee of holders of Senior Secured Notes comprised of MacKay and Golden Tree.

Pamela A. Long, Division of Corporation Finance
June 25, 2010

     The following is Annex A to the Plan Term Sheet, subtitled “Summary of Certain Terms of New Secured Notes”:

Principal Amount:	$50 million

Issuer:	[TBD]

Security:	Second priority lien on PP&E and third priority lien on working capital.

Guarantees:	Guaranteed on a senior secured basis by the Issuer’s direct and indirect parent (if any) and all of the Issuer’s domestic direct and indirect subsidiaries.

Interest:	15% (10% of which shall be payable in kind from the first anniversary of the Effective Date until the earlier of (i) the Company achieving a Total Debt to EBITDA ratio of 4.0x or less or (ii) 18 months following the Effective Date).

Covenants:	Affirmative and negative covenants (possibly including financial covenants) standard for debt instruments of this kind and that are satisfactory to the Ad Hoc Committee.

Maturity Date:	4 years from the Effective Date.

Financial Reporting:	Subject to the execution of an appropriate confidentiality agreement, the holders of the New Secured Notes shall be entitled to receive, at a minimum: (1) within 90 days of the end of each fiscal year, audited financial statements certified by a national accounting firm and prepared in accordance with GAAP and a Management’s Discussion and Analysis (the “MD&A”) of Financial Condition with respect to such financial statements, which MD&A is substantially similar to that which would be included in an Annual Report on Form 10-K; (2) within 45 days of the end of each of the first three fiscal quarters, condensed consolidated financial statements of the Company for such quarter and the comparable period of the prior year prepared in accordance with GAAP and an MD&A of Financial Condition with respect to such financial statements substantially similar to that which would be included in a Quarterly Report on Form 10-Q; and (3) upon request of the holders of the New Secured Notes from time to time, a brief description of the nature of the business of the Company and its products and services. The Company may, in the discretion of the new Board of Directors, elect to conduct quarter-end and/or year-end earnings calls following the delivery of the financial statements and MD&A.

Pamela A. Long, Division of Corporation Finance
June 25, 2010

     From February 3, 2010, until April 27, 2010, the Company was involved in, among other things, preparing and negotiating with certain of its creditors, the Company’s proposed plan and disclosure statement for filing with the Bankruptcy Court and other typical activities of a debtor involved in chapter 11 proceedings.
     On April 27, 2010, the Debtors filed with the Bankruptcy Court the Joint Plan of Reorganization for Neenah Enterprises, Inc. and Its Subsidiaries (as it may be amended or supplemented from time to time, the “Plan”), which is attached to the Form T-3 as Exhibit T3E-2, and the Disclosure Statement for the Joint Plan of Reorganization for Neenah Enterprises, Inc. and Its Subsidiaries (as it may be amended or supplemented from time to time, the “Disclosure Statement”), which is attached to the Form T-3 as Exhibit T3E-1. A copy of the Lock-Up Agreement and the Plan Term Sheet were filed with the Bankruptcy Court as Exhibit B to the Disclosure Statement. The only information regarding the terms of the New Secured Notes or the related indenture (“New Secured Notes Indenture”) included in the Plan and Disclosure Statement is the information provided in Annex A to the Plan Term Sheet (set forth above). The Plan provides that the “New Secured Notes Indenture shall be in substantially the form of Exhibit 3 to this Plan (to be filed with the Plan Supplement3) and shall be in form and substance acceptable to the Debtors and the Ad Hoc Committee of Secured Noteholders.”
     On May 13, 2010, the financial advisors of the Company and the Ad Hoc Committee began limited discussions regarding the maturity of the New Secured Notes and also discovered an inadvertent error in the Plan Term Sheet with respect to the proposed security grant contained therein. The discussions regarding maturity resulted in the parties agreeing to extend the maturity to five years from the maturity of four years contemplated by the Plan Term Sheet.
     On May 13, 2010, the Applicants filed the Form T-3.
     On May 17, 2010, the Debtors commenced the Plan solicitation process by distributing a solicitation package (the “Solicitation Package”), that included the Plan and Disclosure

[3]	As is common in a plan of reorganization filed in chapter 11 cases, the Plan provides (and the Disclosure Statement discloses) that certain material agreements and documents with respect to the Plan that have not been negotiated or are not in final form at the time of the filing of the Plan and the distribution of the Disclosure Statement will be filed with the Bankruptcy Court and publicly available at a later date. The Plan provides that the New Secured Notes Indenture governing the New Secured Notes and containing the relevant provisions of the New Secured Notes (including the form of the New Secured Notes) would be filed as part of the Plan Supplement required to be filed June 25, 2010, (extended from June 14, 2010) prior to the July 2, 2010, voting deadline (extended from June 16, 2010) to accept or reject the Plan.

Pamela A. Long, Division of Corporation Finance
June 25, 2010

Statement, notice of the confirmation hearing, a ballot, and a postage paid return envelope, to all parties entitled to vote to accept or reject the Plan.
     On May 24, 2010, counsel for the Ad Hoc Committee provided to counsel to the Debtors an initial draft of the New Secured Notes Indenture and New Secured Notes, and the Company and the Ad Hoc Committee began negotiating in earnest the proposed terms of the New Secured Notes.
     On June 14, 2010, the Company and the Ad Hoc Committee came to an agreement on a form of the New Secured Notes Indenture and the New Secured Notes, subject to any changes that may be agreed upon prior to the issuance of the notes, including any changes they agree are necessary to conform to the terms of the new credit facilities to be implemented in connection with NEI’s emergence from bankruptcy, and subject to approval by the Bankruptcy Court, in anticipation of the deadline for the Plan Supplement filing initially scheduled for June 14, 2010 that was subsequently delayed to June 25, 2010.
     On June 25, 2010, the Debtors anticipate filing with the Bankruptcy Court a Plan Supplement which will include a form of the New Secured Notes Indenture and New Secured Notes as Exhibit 3 thereto (the “Plan Supplement”). The Plan Supplement will be publicly available and distributed to key constituencies and parties that filed notices of appearance in the chapter 11 proceedings.
     Neither the negotiation or execution of the Lock-Up Agreement constituted an offer to sell a security.
     Section 306(c) of the Trust Indenture Act of 1939 (the “TIA”) requires that an offer to sell any security which is not registered under the Securities Act of 1933 (the “Securities Act”) and to which Section 306 of the TIA is applicable, can only be made if such security has been or is to be issued under an indenture and an application for qualification has been filed as to such indenture. In general, the TIA incorporates the Securities Act definition of “offer to sell” set forth in Section 2(a)(3) of the Securities Act. Section 2(a)(3) of the Securities Act defines “offer to sell,” to include “every attempt or offer to dispose of, or solicitation of an offer to buy, a security or interest in a security, for value.” There is limited guidance under case law or from the Staff regarding what constitutes an “offer” that is relevant for purposes of determining the point at which an offer has been made in the subject circumstances. As provided in the Staff’s guidance with respect to the TIA, the view of the SEC’s Division of Corporation Finance, as provided in Question 101.05 of the TIA Compliance and Disclosure Interpretations, is that the offering event in bankruptcy is the solicitation of plan approval from creditors and other

Pamela A. Long, Division of Corporation Finance
June 25, 2010

claimants. The Form T-3 was filed prior to the commencement of the solicitation of votes in favor of the Plan and delivery of the Solicitation Packages.
     The Applicants’ view is that neither the negotiation or execution of the Lock-Up Agreement constituted an offer to sell a security, because at the relevant times the proposed terms of the New Secured Notes and the New Secured Notes Indenture were substantially incomplete and lacked the specificity required to constitute an offer. The Applicants’ view is that an offer must include the specific, material and substantive terms of the security such that it is clear what the issuer of the proposed security is offering and that the issuer intends to actually sell such a security if the offeree agreed to acquire the security. Unless the material substantive terms of the security are described as known, it is difficult to conclude that the issuer actually “offered” anything or that the “offeree” could accept such an offer because there could not be a “meeting of the minds” or an objective view of the intention of the parties.
     The only specific terms included in the brief, preliminary description of the New Secured Notes contained in the Plan Term Sheet were the principal amount, the interest rate (and form of interest payment – cash and, in certain circumstances, payment-in-kind) and the maturity date. We note that these provisions would constitute “basic terms” allowable under Securities Act Rules 135 and 135c, both of which permit certain public communications that are deemed not to be offers within the meaning of the statute concerning proposed issuances of securities. The description also provided high-level information regarding security and guarantees for the New Secured Notes and a reasonably detailed description of financial reporting requirements. The Plan Term Sheet did not address significant economic terms of the New Secured Notes, including: whether the New Secured Notes would be redeemable mandatorily or at the election of the issuer or not, and, if so, on what terms; whether any sinking fund applied; any rights of holders to put their New Secured Notes to the issuer for repurchases; any provisions that would cause the issuer to offer to repurchase the New Secured Notes upon the occurrence of certain events, such as a change of control of the issuer or with excess proceeds of asset sales and the like; and protection from the New Secured Notes being redeemed with the proceeds of debt issued with a lower interest rate. Furthermore, the Plan Term Sheet did not specify the issuer of the New Secured Notes or provide any information as to the events of default or the covenants to be included in the New Secured Notes Indenture (the terms of which covenants for high yield debt securities like the New Secured Notes are of acute interest to investors, are customarily complex and the subject of extensive negotiation), other than that such covenants would be “standard for debt instruments of this kind and that are satisfactory to the Ad Hoc Committee.” Moreover, under the Lock-Up Agreement, all of the terms of the New Secured Notes and the New Secured Notes Indenture remained subject to the satisfaction of the Company and the ad hoc committee (the “Ad Hoc Committee”) of the holders Neenah’s 9.5% senior secured notes

Pamela A. Long, Division of Corporation Finance
June 25, 2010

due 2017 in the aggregate principal amount of $225 million (the “Pre-Petition Secured Notes”). Finally, the Plan Term Sheet expressly acknowledges the preliminary nature of the Plan Term Sheet and the lack of an offer by stating conspicuously in bold and all capital letters on the first page that:
“THIS TERM SHEET DOES NOT CONSTITUTE AN OFFER OR A LEGALLY BINDING OBLIGATION OF THE COMPANY, THE AD HOC COMMITTEE OR ANY OTHER PARTY, NOR DOES IT CONSTITUTE AN OFFER OF SECURITIES OR A SOLICITATION OF THE ACCEPTANCE OR REJECTION OF A CHAPTER 11 PLAN FOR PURPOSES OF SECTIONS 1125 AND 1126 OF THE BANKRUPTCY CODE.”
     As further evidence of the preliminary nature of the terms of the New Secured Notes contained in the Plan Term Sheet, certain of the few terms actually specified in the Plan Term Sheet were subsequently changed. For example, the Plan Term Sheet contemplates a maturity date for the New Secured Notes of four years after the effective date of the Plan. The parties to the Lock Up Agreement later agreed that maturity of the New Secured Notes should be five years from the effective date of the Plan.
     Following the execution of the Lock-Up Agreement, an initial draft of the New Secured Notes and New Secured Notes Indenture was first circulated by counsel to the Ad Hoc Committee on May 24, 2010, and on June 14, 2010, in anticipation of the filing deadline for the Plan Supplement that was subsequently delayed until June 25, 2010, the Ad Hoc Committee and the Company came to an agreement as to the form of the New Secured Notes Indenture and New Secured Notes. Nearly all of the substantial and material terms of the New Secured Notes and New Secured Notes Indenture were agreed to at this time.
     In essence, with respect to the New Secured Notes, the Lock-Up Agreement could be characterized as an agreement to agree later on the terms of the New Secured Notes or an agreement by the Consenting Holders to support the agreed concepts of the Plan with a condition that the Company issue a debt security to the Consenting Holders with terms primarily yet to be determined but which must be acceptable to such Consenting Holders. It is hard to see how, in this light, the Plan Term Sheet could be construed as an offer of a security by the Company when the actual terms of the security will not and cannot be known until, the Consenting Holders determine and communicate what those terms will be. Therefore, for the reasons described above, it is the Applicants’ view that the Applicants could not have made an offer to sell a security during negotiations with respect to, or at the time of the execution of, the Lock-Up Agreement.

1

Pamela A. Long, Division of Corporation Finance
June 25, 2010

     The “offer to sell” with respect to the Consenting Holders under Section 306(c) of the TIA was made no earlier than on or about June 14, 2010, the time of the anticipated filing of the Plan Supplement that was subsequently delayed.
     As a general matter, the Applicants do not interpret the TIA or the related guidance provided by the SEC to mean that an application on Form T-3 to qualify an indenture was required to be filed by the Applicants in connection with the negotiation or execution of the Lock-Up Agreement. Such an interpretation would effectively obligate similarly situated applicants to file a Form T-3 as a condition precedent to engaging in private negotiations with its creditors with respect to any settlement terms that include the potential issuance of securities under an indenture. Similarly, such an interpretation would require an issuer to file a Form T-3 as a condition to engaging in a discussion with its existing security holders regarding a possible 3(a)(9) exchange offer where securities under an indenture might be issued, since Section 304 of the TIA does not provide an exemption from qualification of an indenture relating to exchange offers under Section 3(a)(9) of the Securities Act (just as offerings under Section 1145 of the Bankruptcy Code are not exempt thereunder). As a matter of policy, it is difficult to ascertain what investor protection purpose or other practical benefits would be obtained under the TIA, including Section 306 of the TIA, of an interpretation that an offer to sell securities (and the obligation to file a Form T-3 prior thereto) can occur when the specific, material and substantive terms of a security are unknown (or largely incomplete). While the Form T-3 could be filed at such time, it is not possible to provide any meaningful information regarding the debt securities or the indenture, as it would not include any substance as to the indenture to be qualified. Such a construction would demand the Form T-3 filing at a time when compliance with the form’s requirements could not be satisfied. Accordingly, the Applicants do not believe it is appropriate to deem the execution of the Lock-Up Agreement as the point at which the offering event with respect to the New Secured Notes occurred.
     If instead, the Lock-Up Agreement and Plan Term Sheet included substantially all of the substantive economic and other material terms of the New Secured Notes, then the execution of the Lock-Up Agreement would have constituted an “offer to sell,” in which case a Form T-3 would have been necessary at such time. On the contrary, in this particular case, the significant definitive terms of the New Secured Notes and New Secured Notes Indenture to be offered to creditors in the bankruptcy were not available to the Consenting Holders until June 14, 2010, and will not be generally available to other Pre-Petition Secured Noteholders until the Plan Supplement filing. Therefore, it is the Applicants’ opinion that the New Secured Notes offering event with respect to the Consenting Holders occurred on or about June 14, 2010, because the agreement as to the form of the New Secured Notes Indenture and New Secured Notes was the first communication of the Applicants regarding the New Secured Notes that would be construed

Pamela A. Long, Division of Corporation Finance
June 25, 2010

as an offer to sell the New Secured Notes.4 Notwithstanding these views, the Form T-3 was filed on May 13, 2010, prior to both the commencement of the Plan solicitation process and delivery of the Solicitation Packages on May 17, 2010 and the filing of the Plan Supplement.
     If the Lock-Up Agreement had constituted an offer to sell a security (or if an offer to sell had taken place prior to the filing of the Form T-3 on May 13, 2010), Section 306 of the TIA would not apply due to the exemption therefrom afforded by Section 304(b) of the TIA.
     Even if the negotiation or execution of the Lock-Up Agreement had constituted an offer to sell a security (or an offer to sell had taken place prior to the filing of the Form T-3 on May 13, 2010), such an offer would be exempt from Section 306 of the TIA under Section 304(b) of the TIA. Section 304(b) of the TIA provides, among other things, that Sections 305 and 306 of the TIA shall not apply to securities exempted from the provisions of Section 5 of the Securities Act by Section 4 of the Securities Act. Section 4(2) of the Securities Act exempts from the provision of Section 5 of the Securities Act, transactions by an issuer not involving any public offering.
     The Applicants’ view is that the negotiations with respect to and the execution of the Lock-Up Agreement, even if construed as an offer to sell a security, did not involve a public offering and therefore would be exempt from Section 306 of the TIA pursuant to Section 304(b) of the TIA. The Lock-Up Agreement was privately negotiated between the Applicants and seven sophisticated investors, each represented by sophisticated legal counsel. In addition, each of the Consenting Holders (i) had a long-standing pre-existing relationship with the Applicants, (ii) had access to information regarding the Applicants, (iii) was intimately involved in the process of filing the Chapter 11 Petitions, (iv) had the bargaining power to “fend for themselves” and (v) did not have need for the protections that registration under the Securities Act would afford them. For example, Tontine is (a) the majority stockholder of NEI, (b) the holder of all of Neenah’s 12.5% senior subordinated notes due 2013 in the aggregate principal amount of $75 million and (c) is represented on the Board of Directors of each of the Applicants. GoldenTree and affiliates of MacKay (x) are each lenders under the multiple draw super-priority secured term loan entered into on February 5, 2010, which provided debtor-in-possession financing to the Applicants, and (y) together hold a majority of Neenah’s Pre-Petition Secured Notes.

[4]	Consistent with this view, the Applicants would also argue that the New Secured Notes offering event with respect to creditors other than the Consenting Holders will not occur until the Indenture is filed as part of the Plan Supplement, currently anticipated to occur on or about June 25, 2010.

Pamela A. Long, Division of Corporation Finance
June 25, 2010

     Accordingly, any offer to sell the New Secured Notes made in connection with the Lock-Up Agreement (or if an offer to sell had otherwise taken place prior to the filing of the Form T-3 on May 13, 2010) would not trigger an obligation to file a Form T-3. The Plan Supplement was the first publicly available document regarding the New Secured Notes and New Secured Notes Indenture that includes the necessary definitive substantive information regarding the terms of the New Secured Notes and New Secured Notes Indenture necessary to constitute an offer. It is the Applicants’ view that the earliest date one could make a feasible argument that an offer with respect to the New Secured Notes was made more generally to the holders of the Pre-Petition Secured Notes would be at the commencement of the Plan solicitation process on May 17, 2010 (which, for the reasons stated above, the Applicants would not concede), or the filing of the Plan Supplement.
     The Applicants’ view that the negotiations and Lock-Up Agreement with the Consenting Holders (if an offer at all) would be exempt from Section 306 of the TIA under Section 304(b) of the TIA (due to the private placement exemption under Section 4(2) of the Securities Act), notwithstanding that the “offer” of New Secured Notes is subsequently made to all of the holders of Pre-Petition Secured Notes, is informed in no small part by the general policy considerations that appear to motivate the Staff’s no-action letters with respect to the non-integration of private placement of securities in conjunction with issuances of securities under Section 1145 of the Bankruptcy Code.
2.	You disclose that you will file the indenture and the statement of eligibility of trustee (Exhibits T3C and 25.1, respectively) by amendment. Please note that both exhibits must be filed prior to the Form T-3 being declared effective. In addition, unlike Section 305(b)(2) of the Trust Indenture Act, which applies only to offerings registered under the Securities Act, Section 307 does not permit the delayed designation of the trustee. Please allow sufficient time for the staff’s review of and comment on these documents after they have been filed.
     A form of the indenture and the statement of eligibility of trustee have been filed as Exhibits T3C and 25.1, respectively, to an amendment to the Form T-3.
     Indenture Securities, page 11
     8. Analysis of Indenture Provisions, page 11
3.	Please revise your disclosure to provide a condensed analysis of the indenture provisions required under Section 305(a)(2) of the Trust Indenture Act. See Item 8 of Form T-3.

Pamela A. Long, Division of Corporation Finance
June 25, 2010

     The disclosure contained in the Form T-3 has been revised in an amendment to the Form T-3 to include a condensed analysis of the Indenture provisions required under Section 305(a)(2) of the Trust Indenture Act.
Exhibit T3E-1. Disclosure Statement for the Joint Plan of Reorganization for Neenah Enterprises, Inc. and Its Subsidiaries, dated April 27, 2010
Exhibit T3E-2. Joint Plan of Reorganization for Neenah Enterprises, Inc. and Its Subsidiaries, dated April 27, 2010
4.	We note that you have not filed the exhibits to the disclosure statement and the joint plan of reorganization. Please advise us of the basis upon which you may omit their filing, or otherwise, file complete copies of your T3E exhibits with your next amendment.
     A complete copy of the Disclosure Statement, including all exhibits thereto, has been filed as Exhibit T3E-1 in an amendment to the Form T-3. A complete copy of the Plan, including all exhibits thereto, will be filed as an exhibit to an amendment to the Form T-3.
* * * * *
     On behalf of the Company, the undersigned acknowledges that (a) the Company is responsible for the adequacy and accuracy of the disclosure in the Form T-3; (b) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission or any person from taking any action with respect to the Form T-3; and (c) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you wish to discuss the Form T-3 being submitted herewith at any time, or if there is anything we can do to facilitate the Staff’s processing of this filing, please feel free to contact me at (312) 853-4348.
Very truly yours,
/s/ Robert L. Verigan
Robert L. Verigan

Pamela A. Long, Division of Corporation Finance
June 25, 2010

cc:	Robert E. Ostendorf, Neenah Enterprises, Inc.